SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of: August 2006
Commission File Number: 000-31815
HYDROGENICS CORPORATION — CORPORATION HYDROGENIQUE
(Exact name of registrant as specified in its charter)
5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.
Form 20-F ☐  Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ☐

EXHIBIT LIST
SIGNATURE
EX-99.1: SECOND QUARTER 2006 INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND RESULTS OF OPERATIONS
EX-99.2: SECOND QUARTER 2006 MANAGEMENT'S DUSCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
EX-99.3: PRESS RELEASE
EX-99.4: CERTIFICATIONS
EX-99.5: POWERPOINT PRESENTATION

EXHIBIT LIST

Exhibit	Description

99.1	Second Quarter 2006 Interim Consolidated Financial Statements and Results of Operations

99.2	Second Quarter 2006 Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Press Release dated August 8, 2006

99.4	Certifications pursuant to Canadian law

99.5	PowerPoint Presentation Entitled “Second Quarter Results”

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 8, 2006

HYDROGENICS CORPORATION
By:	/s/ Lawrence E. Davis
	Name:	Lawrence E. Davis
	Title:	Chief Financial Officer